Filed Pursuant to Rule 433

Registration No. 333-196561

July 25, 2016

Pricing Term Sheet

Issuer:	Piedmont Natural Gas Company, Inc.

Title of Security:	3.64% Senior Notes, due 2046

Principal Amount:	$300,000,000

Expected Ratings:*	Moody’s Investor Services, Inc.: A2 / Stable

Standard & Poor’s Rating Services: A / CreditWatch Negative

Trade Date:	July 25, 2016

Settlement Date:	July 28, 2016

Maturity Date:	November 1, 2046

Interest Payment Dates:	Semi-annually on May 1 and November 1, beginning May 1, 2017

Coupon (Interest Rate):	3.64%, paid semi-annually

Benchmark Treasury:	2.50% due February 15, 2046

Benchmark Treasury Price / Yield:	104 -11+ / 2.296%

Spread to Benchmark Treasury:	+135 basis points

Yield to Maturity:	3.646%

Price to Public:	99.878% of the principal amount, plus accrued interest, if any, from July 28, 2016, if settlement occurs after that date

Redemption terms:	Prior to May 1, 2046, callable at any time at a make-whole premium of the greater of (i) 100% of the principal amount or (ii) discounted present value at Treasury Rate plus 25 basis points.

On or after May 1, 2046, callable at any time at par.

CUSIP / ISIN:	720186 AK1 / US720186AK13

Joint Book-Running Managers:	RBC Capital Markets, LLC
Wells Fargo Securities, LLC

Co-Manager:	U.S. Bancorp Investments, Inc.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling RBC Capital Markets, LLC toll-free at 1-866-375-6829 or Wells Fargo Securities, LLC toll-free at 1-800-645-3751.

This communication should be read in conjunction with the preliminary prospectus supplement and the accompanying base prospectus. The information in this communication supersedes the information in the preliminary prospectus supplement and the accompanying base prospectus to the extent inconsistent with the information in the preliminary prospectus supplement and the accompanying base prospectus.